

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2013

Via E-mail
Tam Nguyen
Chief Financial Officer
Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7

>   Re: **Northcore Technologies Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2011**
>   **Filed April 3, 2012**
>   **File No. 001-14835**

Dear Mr. Nguyen:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Patrick Gilmore

      Patrick Gilmore
      Accounting Branch Chief